UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                                Aydin Corporation
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                     --------------------------------------
                         (Title of Class of Securities)

                                   054681 10 1
                     --------------------------------------
                                 (CUSIP Number)

                                Melvin R. Colvin
                            Executive Vice President
                            Security Management Corp.
                               6917 Collins Avenue
                           Miami Beach, Florida 33141
                                  (305)866-7272
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 16, 1998
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       SCHEDULE 13D



CUSIP NO.    054681 10 1                                  PAGE 2 of 10 Pages

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         VICTOR POSNER - ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. Citizen
--------------------------------------------------------------------------------
        NUMBER OF        7     SOLE VOTING POWER
         SHARES
       BENEFICIALLY               251,500 shares
        OWNED BY         -------------------------------------------------------
          EACH           8     SHARED VOTING POWER
        REPORTING                 0
         PERSON          -------------------------------------------------------
          WITH           9     SOLE DISPOSITIVE POWER

                                  251,500 shares
                         -------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                         10       0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         251,500 shares
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.86%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                          Page 3 of 10 Pages



Item 1.  Security and the Issuer

      This Amendment No. 2 to Schedule 13D is filed by Victor Posner, an individual, to reflect information required pursuant to Rule 13D-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the shares of common stock, par value $1.00 per share (the "Aydin Common Stock") of Aydin Corporation (the "Company" or "Aydin"), with its principal offices at 700 Dresher Road, P.O. Box 349, Horsham, PA 19044. Except as otherwise defined herein, all terms are used herein as defined in said Rules and Regulations.

Item 2 of the Schedule 13D is hereby amended as follows:

Item 2.  Identity and Background

      This Schedule 13D is filed by Victor Posner, an individual. Exhibit 1 contains the following information pertaining to Victor Posner:

      A.    Name.

      B.    Residence or business address.

      C. Present principal occupation or employment and the name, principal business and address of any organization in which such employment is conducted.

      Victor Posner is a citizen of the United States.

      During the last five (5) years, Victor Posner has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

      During the last five (5) years, Victor Posner was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

                                                          Page 4 of 10 Pages



activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows.

      In September, 1988 the Securities and Exchange Commission (the "SEC") commenced a civil action in the United States District Court for the Southern District of New York titled SEC v. Drexel Burnam, Lambert, Inc. et. al. in which Pennsylvania Engineering Corporation ("PEC"), Victor Posner and Steven Posner, among others, were named as defendants. The complaint in such action alleged numerous claims against PEC, Victor Posner and Steven Posner, including, but not limited to, filing purportedly false and incomplete Schedule 13Ds and various acts purportedly constituting securities fraud, record-keeping and margin law violations, or aiding and abetting those violations, in connection with the acquisition of control of Fischbach Corporation in 1985 by PEC, a corporation which, at such time, may have been deemed to be controlled by Victor Posner, and an alleged agreement with Ivan Boesky in connection therewith, (the "Fischbach Claims") and alleged various similar violations of federal securities laws in connection with the possible acquisition of control by Victor Posner of Burnup & Sims in 1983 (the "Burnup & Sims Claims"). A trial was held on the claims against Victor Posner and Steven Posner in June 1993.

      On December 29, 1993, the District Court entered a final judgment ("Final Judgment") against Victor Posner and Steven Posner based on the Opinion And Findings (in part) and Supplemental Findings And Conclusions Of Law dated December 1, 1993. The District Court determined that the SEC had sustained its burden of proof as to the Fischbach Claims against Victor Posner and Steven Posner but had failed to prove the Burnup & Sims Claims against Victor Posner and Steven Posner. The District Court dismissed the Burnup & Sims Claims. In its Opinion And

                                                          Page 5 of 10 Pages



Findings and Supplemental Findings of Fact And Conclusions Of Law, the District Court concluded that Victor Posner violated Sections 10(b) and 13(d) of the Exchange Act by failing to amend their Schedule 13D with respect to their beneficial ownership of Fischbach securities owned by Ivan Boesky and concluded that Steven Posner aided and abetted these violations. The District Court determined that Ivan Boesky had violated the record-keeping requirements of
Section 17(a)(1) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder with respect to Boesky's purchases of Fischbach stock by failing to reflect that the Posners had a beneficial interest in such securities and the Court concluded that Victor Posner and Steven Posner directly violated Regulation X and aided and abetted Boesky's violations of Regulation T. In addition, the District Court concluded that Ivan Boesky violated the margin and credit requirements of
Section 7 of the Exchange Act and Regulations T and X in connection with Boesky's purchases of Fischbach stock and the Court con cluded that Victor Posner and Steven Posner aided and abetted Boesky's violations. The foregoing description of the District Court's Findings Of Fact And Conclusions Of Law are qualified in their entirety by reference to the terms and provisions of the District Court's Opinion And Findings (in part) and Supplemental Findings Of Fact And Conclusions Of Law attached hereto as Exhibit 2.

      Pursuant to the Final Judgment, Victor Posner, Steven Posner and their respective agents, have been permanently enjoined from violating various sections of the federal securities laws, including Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, Section 13(d) and Rules 13d-1 and 13d-2 promulgated thereunder, Section 7(c) of the Exchange Act and Regulation T promulgated thereunder, Section 17(a)(1) of the Exchange Act and Rules 17a-3 and 17a-4 promulgated thereunder, and Section 7(f) and Regulation X promulgated thereunder. The

                                                          Page 6 of 10 Pages



Final Judgment permanently enjoins Victor Posner and Steven Posner from acting as officers or di rectors of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act and requires Victor Posner and Steven Posner to immediately resign from any such positions.

      The Final Order also ordered Victor Posner and Steven Posner, upon the further order of the District Court, to place all voting securities they own, directly or indirectly, in any company they control (as that term is defined in Exchange Act Rule 12b-2) in a voting trust and to endorse over and deliver to the trustee of the voting trust appointed by the Court pursuant to the Final Order, George H. Heyman, Jr., all of such voting securities in such companies they control. The Final Judgment provided that the SEC submit to the District Court for its approval within thirty days following the entry of the Final Judgment a proposed trust order setting forth, among other things, the duties of the trustee and the rights retained by Victor Posner and Steven Posner in the securities held in trust for them. The trust order shall vest in the trustee the authority to hold and vote such securities in accordance with the terms of the trust and shall provide that the Posners retain certain rights to sell, pledge or transfer such securities. The Final Judgment further provided that Victor Posner and Steven Posner immediately upon acquiring control in the future, either individually or jointly with others, of any company that has a class of securities registered pursuant to Section 12 of the Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act, shall endorse over and deliver to the trustee all voting securities they own, directly or indirectly, of such company to be held and voted in accordance with the terms of the trust order described above. Inasmuch as Victor Posner beneficially owned 6.7% of the voting securities of the Issuer as of

                                                          Page 7 of 10 Pages



December 29, 1993, such securities were not be subject to the voting trust provisions of the Final Judgment and the trust order entered pursuant thereto.

      In addition, the Final Judgment ordered Victor Posner to disgorge the sum of $3,601,761 plus interest which may accrue thereon from December 13, 1993 up to the date the full amount of disgorgement is paid and ordered that Steven Posner disgorge the sum of $385,353 together with interest thereon from December 13, 1993 to the date the full amount of disgorgement is paid as provided in the Final Judgment.

      The description of the provisions of the Final Judgment contained herein are qualified in their entirety by reference to the terms of the Final Judgment, a copy of which is annexed hereto as Exhibit 3.

      Pursuant to the Final Judgment, Victor Posner resigned as an officer and director of all reporting companies of which he was a director or officer, effective January 4, 1994, and on January 10, 1994 paid into the District Court the full amount plus interest which he was ordered to disgorge pursuant to the Final Judgment.

      Item 3 of the Schedule 13D is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

      The shares of Aydin Common Stock acquired by Victor Posner were purchased by Victor Posner for an aggregate consideration of $4,943,334.60 (including brokerage commissions) at the time the purchases were made. The funds for such purchases came from Victor Posner's private funds.

                                                          Page 8 of 10 Pages



Item 4.  Purpose of Transaction

      The shares of Aydin Common Stock acquired by Victor Posner were acquired for and are being held by Victor Posner, as an investment. Victor Posner will review periodically his investment in Aydin Common Stock and may at any time determine to increase or decrease it, depending upon various factors including, but not limited, the price of Aydin Common Stock and the terms and conditions for the purchase or sale of such stock. Victor Posner does not presently have any plans or proposals with respect to Aydin.

      Item 5 of the Schedule 13D is hereby amended as follows:

Item 5. Interest in Securities or the Issuer.

      (a) As of March 16, 1998 Victor Posner owned beneficially 251,500 shares of Aydin Common Stock constituting approximately 4.86% of Aydin Common Stock outstanding (based on 5,173,400 shares of Aydin Common Stock outstanding as reported by Aydin on its Quarterly Report on Form 10-Q for the period ended September 27, 1997).

      (b) Victor Posner has the sole power to vote, to direct the vote, to dispose or to direct the disposition of his 251,500 shares of Aydin Common Stock reported herein.

      (c) During the sixty-day period ended March 16, 1998, Victor Posner sold shares of Aydin Common Stock as follows:

                    NUMBER OF
   DATE SOLD        SHARES SOLD      PRICE PER SHARE     AGGREGATE SALE PRICE *
   ---------        -----------      ---------------     ----------------------

    3/16/98            20,000              $11               $219,392.66
    3/16/98             8,000              $11.5              $88,757.03
    3/13/98            20,000              $11               $219,392.66

                                                          Page 9 of 10 Pages



    3/12/98            20,000              $11               $219,392.66
    3/11/98            15,000              $11.375           $170,169.31

*Includes brokerage commissions and the SEC tax.

All of the above transactions were open market purchases on the New York Stock Exchange.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

      Reference is made to the Final Judgment annexed hereto as Exhibit 3 with respect to the provisions therein pursuant to which the Court ordered that in the event Victor Posner or Steven Posner shall hereafter acquire control (as that term is defined in Exchange Act Rule 12b-2) of the Issuer the securities of the Issuer held by them shall be subject to the voting trust as provided therein.

      (d)   Not applicable

      (e) On March 16, 1998 Victor Posner ceased to be the beneficial owner of more than five percent of Aydin Common Stock.

Item 7. Material to be Filed as Exhibits.

      1. Information concerning Victor Posner referred to in Item 2 above.

      2. The Opinion and Findings (in part) and Supplemental Findings of Fact and Conclusions of Law, referred to in Item 2 above.

      3. The Final Judgment in SEC v. Drexel referred to in Item 2 above.

                                                          Page 10 of 10 Pages



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/ Victor Posner
                                                ------------------------
                                                VICTOR POSNER




Dated: March 26, 1998